

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 30, 2009

<u>Via U.S. Mail and Fax (858.882.6040)</u>
Mr. Walter Z. Berger
Chief Financial Officer
Leap Wireless International, Inc.
10307 Pacific Center Court
San Diego, CA 92121

      RE: Leap Wireless International, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Form 10-Q for the Fiscal Quarter Ended March 31, 2009
               File No. 000-29752

Dear Mr. Berger:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director